EXHIBIT 99.1

For Immediate Release 22-33-TR	Date:	May 24, 2022

Teck Announces Cash Tender Offer

for up to US$500 million of Debt Securities

Vancouver, B.C. – Teck Resources Limited (TSX: TECK.A and TECK.B, NYSE: TECK) (“Teck”) announced today that it commenced a cash tender offer (the “Tender Offer”) to purchase up to US$500 million aggregate principal amount (subject to increase or decrease by Teck, the “Aggregate Maximum Tender Amount”) of its outstanding notes listed in the table below (collectively, the “Notes” and each a “Series” of Notes), in the order of priority shown in the table below.

Acceptance Priority Level	CUSIP / ISIN	Title of Security	Aggregate Principal Amount Outstanding	Reference U.S. Treasury Security	Bloomberg Reference Page	Fixed Spread (basis points) (1)
1	878742AW5 / US878742AW53	6.250% Notes due 2041	US$794,717,000	3.250% U.S. Treasury due May 15, 2042	FIT1	230
2	878742AE5 / US878742AE55	6.125% Notes due 2035	US$609,355,000	2.875% U.S. Treasury due May 15, 2032	FIT1	230
3	878742AS4 / US878742AS42	6.000% Notes due 2040	US$490,670,000	3.250% U.S. Treasury due May 15, 2042	FIT1	230
4	878742AZ8 / US878742AZ84	5.400% Notes due 2043	US$376,908,000	3.250% U.S. Treasury due May 15, 2042	FIT1	230
5	878744AB7 / US878744AB72	5.200% Notes due 2042	US$399,043,000	3.250% U.S. Treasury due May 15, 2042	FIT1	230
6	878742BE4 / US878742BE47 878742BG9 / US878742BG94	3.900% Notes due 2030	US$550,000,000	2.875% U.S. Treasury due May 15, 2032	FIT1	195

(1)	Includes the Early Tender Premium of US$50 per US$1,000 principal amount of Notes for each Series (the “Early Tender Premium”).

The terms and conditions of the Tender Offer are described in an Offer to Purchase dated May 24, 2022 (as it may be amended or supplemented, the “Offer to Purchase”). The Tender Offer is subject to the satisfaction of certain conditions as set forth in the Offer to Purchase. Subject to applicable law, Teck may waive any and all of these conditions or extend, terminate or withdraw the Tender Offer with respect to one or more Series of Notes and/or increase or decrease the Aggregate Maximum Tender Amount. The Tender Offer is not conditioned upon any minimum amount of Notes being tendered. Capitalized terms used in this news release and not defined herein have the meanings given to them in the Offer to Purchase.

The amounts of each Series of Notes that are purchased in the Tender Offer will be determined in accordance with the priorities identified in the column “Acceptance Priority Level” in the table above. The Tender Offer will expire one minute after 11:59 p.m., New York City time, on June 22, 2022, unless extended (such date and time, as the same may be extended, the “Expiration Date”) or earlier terminated. In order to receive the applicable Total Tender Offer Consideration, holders of Notes subject to the Tender Offer must validly tender and not validly withdraw their Notes before the Early Tender Deadline, which is 5:00 p.m., New York City time, on June 7, 2022, unless extended. Holders of Notes subject to the Tender Offer who validly tender their Notes after the Early Tender Deadline and before the Expiration Date and whose Notes are accepted for purchase will receive the applicable Late Tender Offer Consideration.

The applicable Total Tender Offer Consideration for each US$1,000 in principal amount of Notes tendered and not withdrawn before the Early Tender Deadline and accepted for payment pursuant to the Tender Offer on the Early Settlement Date (as defined below) will be determined in the manner described in the Offer to Purchase. The consideration will be determined by reference to a fixed spread specified for each Series of Notes over the yield based on the bid-side price of the applicable Reference U.S. Treasury Security specified in the table above, as fully described in the Offer to Purchase. The consideration will be calculated by the Dealer Managers for the Tender Offer at 10:00 a.m., New York City time, on the business day immediately following the Early Tender Deadline, unless extended (such date and time, as the same may be extended, the “Price Determination Date”). The Price Determination Date is expected to be June 8, 2022. The Early Tender Premium for each Series of Notes is US$50 per US$1,000 principal amount of Notes. The Late Tender Offer Consideration for the Notes purchased pursuant to the Tender Offer will be calculated by taking the Total Tender Offer Consideration for the applicable Series of Notes and subtracting from it the Early Tender Premium of US$50 per US$1,000 principal amount of Notes.

In addition to the applicable Total Tender Offer Consideration or applicable Late Tender Offer Consideration, as the case may be, accrued and unpaid interest up to, but not including, the applicable Settlement Date will be paid in cash on all validly tendered Notes accepted for purchase in the Tender Offer. The purchase price plus accrued and unpaid interest for Notes that are validly tendered and not validly withdrawn on or before the Early Tender Deadline and accepted for purchase will be paid by the Company in same day funds promptly following the Early Tender Deadline (the “Early Settlement Date”). The Company expects that the Early Settlement Date will be June 10, 2022, the second business day after the Price Determination Date. The purchase price plus accrued and unpaid interest for Notes that are validly tendered after the Early Tender Deadline and on or before the Expiration Date and accepted for purchase will be paid by the Company in same day funds promptly following the Expiration Date (the “Final Settlement Date”). The Company expects that the Final Settlement Date will be June 24, 2022, the second business day after the Expiration Date, assuming Notes representing the Aggregate Maximum Tender Amount are not purchased on the Early Settlement Date. No tenders will be valid if submitted after the Expiration Date. If Notes are validly tendered and not validly withdrawn having an aggregate principal amount equal to or greater than the Aggregate Maximum Tender Amount as of the Early Tender Deadline, Holders who validly tender Notes after the Early Tender Deadline but on or before the Expiration Date will not have any of their Notes accepted for purchase. Holders of Notes subject to the Tender Offer who validly tender their Notes on or before the Early Tender Deadline may not withdraw their Notes after 5:00 p.m., New York City time, on June 7, 2022, unless extended (such date and time, as the same may be extended, the “Withdrawal Deadline”), except in the limited circumstances described in the Offer to Purchase. Holders of Notes subject to the Tender Offer who validly tender their Notes after the Withdrawal Deadline but on or before the Expiration Date may not withdraw their Notes except in the limited circumstances described in the Offer to Purchase.

Subject to the Aggregate Maximum Tender Amount, all Notes validly tendered and not validly withdrawn at or before the Early Tender Deadline having a higher Acceptance Priority Level will be accepted before any validly tendered and not validly withdrawn Notes having a lower Acceptance Priority Level, and all Notes validly tendered after the Early Tender Deadline having a higher Acceptance Priority Level will be accepted before any Notes tendered after the Early Tender Deadline having a lower Acceptance Priority Level. However, if Notes are validly tendered and not validly withdrawn in an aggregate principal amount less than the Aggregate Maximum Tender Amount as of the Early Tender Deadline, Notes validly tendered and not validly withdrawn at or before the Early Tender Deadline will be accepted for purchase in priority to Notes tendered after the Early Tender Deadline, even if such Notes tendered after the Early Tender Date have a higher Acceptance Priority Level than Notes validly tendered and not validly withdrawn at or before the Early Tender Deadline. Notes of the Series in the last Acceptance Priority Level accepted for purchase in accordance with the terms and conditions of the Tender Offer may be subject to proration so that the Company will only accept for purchase Notes up to the Aggregate Maximum Tender Amount.

J.P. Morgan Securities LLC, TD Securities (USA) LLC, are the Lead Dealer Managers and Barclays Capital Inc., RBC Capital Markets, LLC and SMBC Nikko Securities America, Inc. are the Co-Dealer Managers for the Tender Offer. Global Bondholder Services Corporation is the Tender Agent and Information Agent. Persons with questions regarding the Tender Offer should contact J.P. Morgan Securities LLC at (toll-free) (866) 834--4666, and TD Securities (USA) LLC (toll-free) at (866) 584-2096, Requests for copies of the Offer to Purchase and related materials should be directed to Global Bondholder Services Corporation at (+1) (212) 430-3774, (toll-free) (855) 654-2015 or contact@gbsc-usa.com. Questions regarding the tendering of Notes may be directed to Global Bondholder Services Corporation at (toll-free) (855) 654-2015.

This news release is neither an offer to purchase nor a solicitation of an offer to sell the Notes. The Tender Offer is made only by the Offer to Purchase and the information in this news release is qualified by reference to the Offer to Purchase dated May 24, 2022. There is no separate letter of transmittal in connection with the Offer to Purchase. None of Teck, its boards of directors, the Dealer Managers, the Tender Agent and Information Agent or the trustee, with respect to any Notes is making any recommendation as to whether holders should tender any Notes in response to the Tender Offer, and neither Teck nor any such other person has authorized any person to make any such recommendation. Holders must make their own decision as to whether to tender any of their Notes, and, if so, the principal amount of Notes to tender.

Forward Looking Statements
This news release contains certain forward-looking information and forward-looking statements as defined in applicable securities laws (collectively referred to as “forward-looking statements”). Forward-looking statements include: statements regarding the terms and timing for completion of the Tender Offer, including the acceptance for purchase of any Notes validly tendered and the expected Early Tender Deadline, Expiration Date and settlement dates thereof; the potential increase or decrease of the Aggregate Maximum Tender Amount; and the satisfaction or waiver of certain conditions of the Tender Offer.

Forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of Teck to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Factors that may cause actual results to vary include, but are not limited to, conditions in financial markets, investor response to the Tender Offer, and other risk factors as detailed from time to time in Teck’s reports filed with Canadian securities administrators and the U.S. Securities and Exchange Commission. Readers are cautioned against unduly relying on forward-looking statements. Forward-looking statements are made as of the date of the relevant document and, except as required by law, Teck undertakes no obligation to update publicly or otherwise revise any forward-looking statements, whether as a result of new information or future events or otherwise.

About Teck
As one of Canada’s leading mining companies, Teck is committed to responsible mining and mineral development with major business units focused on copper, zinc, and steelmaking coal, as well as investments in energy assets. Copper, zinc and high-quality steelmaking coal are required for the transition to a low-carbon world. Headquartered in Vancouver, Canada, Teck’s shares are listed on the Toronto Stock Exchange under the symbols TECK.A and TECK.B and the New York Stock Exchange under the symbol TECK.

Teck Media Contact

Chris Stannell

Public Relations Manager

604.699.4368

chris.stannell@teck.com

Teck Investor Contact

Fraser Phillips

Senior Vice President, Investor Relations and Strategic Analysis

604.699.4621

fraser.phillips@teck.com